[Arrow Financial Corporation Letterhead]

August 12, 2011

VIA EDGAR AND FACSIMILE 703-813-6983

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Mr. Matt McNair

Division of Corporate Finance

Re:

Arrow Financial Corporation

Registration Statement on Form S-3 filed June 29, 2011 (File No. 333-175236),

as amended by Pre-Effective Amendment No. 1 to Form S-3 filed August 11, 2011

Dear Mr. McNair:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrow Financial Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to Monday, August 15, 2011, 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (518) 745-1000, extension 512.  Thank you very much.

Very truly yours,

ARROW FINANCIAL CORPORATION

By:

Terry R. Goodemote

Executive Vice President and Chief Financial Officer

cc:

Thomas B. Kinsock, Thompson Coburn LLP